DISTANCE VOTE FORM
EXTRAORDINARY GENERAL SHAREHOLDER´S MEETING –
BRF S.A. OF MARCH 28, 2024

Shareholder name
Corporate CNPJ or Individual (CPF) tax number of shareholders
Email
Guidelines for completion Should you, as a shareholder choose to exercise right to vote at a distance, pursuant to articles 26 and following of CVM Resolution No. 81/2022, you must complete this Distance Voting Form ("Distance Voting Form"), which will only be considered valid and the votes cast here counted in the quorum of t the Extraordinary General Shareholders' Meeting of BRF S.A., to be held on March 28, 2024, if the following instructions are observed: (i) all fields must be duly completed; (ii) all pages must be initialed; and (iii) the last page must be signed by the shareholder or his/her legal representative(s), as the case may be and in accordance with current legislation. It will be not be required the notarization of the signatures affixed in the Distance Voting Form, nor consularization. On 03.21.2024 (inclusive), the deadline for receiving the duly completed Distance Voting Form expires, as instructions below. **It is important to note that in order for the Distance Voting Form to have an effect, the date of March 21,2024 will be the last day for its RECEIPT in one of the 3 forms that are listed below, and not the last day for it to be mailed. If the Distance Voting Form is received after March 21, 2024, the votes will not be counted.**
Delivery guidelines for the Distance Voting Form indicating the option to send directly to the company or send filling instructions to the bookkeeper or custodian The Shareholder who chooses to exercise their voting right t by means of this Distance Voting Form must complete it observing the guidelines above, and send it: (i) to the Company or (ii) to the Custodian or (iii) to the Bookkeeper, according to the following instructions: (i) To the Company: To the Company besides the Distance Voting Form, the shareholder must send, exclusively through the Qi Central Can ("Qi Central Platform") (https://qicentral.com.br/m/agoe-brf-2024), a digitalized copy of the following documents: Individual – ID with a picture of the shareholder or his/her legal representative (Brazilian national's ID, Foreing Residents's ID, Brazilian driver's license, passport, or class association ID)), in the case of a referral by the legal representative, the legal representative must send a document proving the powers of

representation. Legal Entity (PJ) and Investment Funds (FI) – a) Consolidated and current Articles of Association or Bylaws (in the case of legal entities) or consolidated and current regulations of the fund and Bylaws or Articles of Association of its manager, as the case may be (in the case of Investment Funds); b) ID with a picture of its legal representative (Brazilian national's ID, Foreing Residents's ID, Brazilian driver's license, passport, or class association ID) and (c) a document proving the powers of representation.

(ii) To the Custody Agent: this option is exclusively intended for shareholders holding shares in custody at B3 S.A. – Brasil, Bolsa, Balcão ("B3"). In this case, the distance vote will be exercised by the shareholders in accordance with the procedures adopted by their Custodians. To this end, the shareholder must contact his Custodians and check the procedures established for them to issue voting instructions via Distance Voting Form, as well as the documents and information required by them to this end.

(iii) To the Bookkeeper: this option is intended exclusively for shareholders holding shares deposited with Itaú Corretora de Valores S.A. ("Itaú"), bookkeeper of the shares issued by the Company. Itaú created the Digital Assembly website, a secure solution where it is possible to vote remotely. To vote through the website, it is necessary to register and have a digital certificate. Information about registration and step-by-step to issue the digital certificate are described on the https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital website.

Postal and electronic addresses for sending the distance absentee form, if the shareholder wishes to deliver the document directly to the Company

Distance Vote Form sent directly to the Company must be sent exclusively by electronic means at the Qi Central Platform (https://qicentral.com.br/m/agoe-brf-2024).

Indication of the institution hired by the company to provide the securities bookkeeping service, with name, physical and electronic address, telephone number and contact person

Itaú Corretora de Valores S.A.

Email: escrituracaoacoes@itau-unibanco.com.br

Address: Avenida Brigadeiro Faria Lima, 3400, 10º Andar, São Paulo, SP, CEP 04538-132

Contact: Shareholder Services

Telephone: (11) 3003-9285 (capitals and metropolitan regions) / 0800 7209285 (other locations) – Office hours: weekdays, from 9 am to 6 pm.

DISTANCE VOTE FORM
EXTRAORDINARY GENERAL
SHAREHOLDER´S MEETING –
BRF S.A. OF MARCH 28, 2024

Resolutions
1. To amend Article 3 of the Company's Bylaws to include the activity of "provision of laboratory and technical analysis services to third parties" among those included in the Company's corporate purpose: [ ] Approve [ ] Reject [ ] Abstain
2. To amend Article 5, *caput*, of the Company's Bylaws, in order to reflect the increase in the capital stock to R$ 13,653,417.953.36, divided into 1,682,473,246 common shares, resulting from the public offering of primary distribution of common shares carried out by the Company, according to the approvals made at the meetings of the Board of Directors held on 07.03.2023 and 07.13.2023: [ ] Approve [ ] Reject [ ] Abstain
3. To amend Article 7, caput, of the Company's Bylaws, in order to increase the authorized capital limit to 2,103,000,000 (two billion, one hundred and three million) common shares: [ ] Approve [ ] Reject [ ] Abstain
4. To amend Article 20, caput, of the Company's Bylaws, to establish that the Board of Directors shall be composed of at least 7 (seven) and at most 10 (ten) members. [ ] Approve [ ] Reject [ ] Abstain
5. Consolidate the Company's Bylaws with the amendment approved in the previous item: [ ] Approve [ ] Reject [ ] Abstain
6. To examine, discuss and approve the terms and conditions of the instruments of protocol and justification of the mergers of VIP S.A. Empreendimentos e Participações Imobiliárias ("VIP") and PSA Laboratório Veterinário Ltda. ("PSA", together with VIP "Companies"), Companies that, directly and indirectly, have BRF as the sole partner, by the Company ("Mergers"), entered into by the Company's managers and the Companies ("Protocols"): [ ] Approve [ ] Reject [ ] Abstain
7. To ratify the appointment of Grant Thornton Auditores Independentes Ltda. (CNPJ No. 10.830.108/0001-65) as the specialized company responsible for the preparation of the appraisal reports of the shareholders' equity of the Companies, at book value ("Appraisal Reports"): [ ] Approve [ ] Reject [ ] Abstain
8. Approve the Appraisal Reports: [ ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTE FORM
EXTRAORDINARY GENERAL
SHAREHOLDER´S MEETING –
BRF S.A. OF MARCH 28, 2024

9. To approve the Mergers, with the consequent extinction of the Companies, under the terms and conditions established in the Protocols: [ ] Approve [ ] Reject [ ] Abstain
10. Authorize the Company's managers to perform all acts necessary for the implementation of the Mergers: [ ] Approve [ ] Reject [ ] Abstain

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Date:____

Signature:____

Shareholder Name:

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Telephone:____